Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 555 -999 Canada Place
Vancouver, British Columbia V6C 3E1

Item 2 Date of Material Change

May 22, 2014

Item 3 News Release

The news release was disseminated on May 22, 2014 by CNW.

Item 4 Summary of Material Change

Augusta is pleased to announce that RK Mine Finance Trust I (“Red Kite”) has waived the conditions precedent for US$6 million of the third tranche of the Red Kite loan facility announced in November 2013.

Item 5 Full Description of Material Change

Augusta is pleased to announce that Red Kite has waived the conditions precedent for US$6 million of the third tranche of the Red Kite loan facility announced in November 2013. The conditions precedent for draw down of the third tranche, which totals US$7.5 million includes, among other customary conditions precedent, the publication of Rosemont’s final Record of Decision (“ROD”) by the US Forest Service (“USFS”). Red Kite will now make available US$6 million to Augusta for drawdown on June 2, 2014. The waiver conditions include a one-time fee of US$175,000, which Red Kite will add to the loan balance.

The remaining US$1.5 million amount of the third tranche remains subject to the conditions precedent, including the publication of Rosemont’s final ROD. The conditions precedent for the fourth tranche of US$5 million include, among other customary conditions precedent, the issuance of the final Clean Water Act Section 404 Permit by the Army Corps of Engineers. All other terms of the loan remain unchanged.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Purni Parikh, Vice President, Corporate Secretary at (604) 687-1717.

Item 9 Date of Report

May 22, 2014